March 16, 2020TSX: SAM

Starcore Reports Q3 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX :SAM) (the “Company” or ”Starcore”) has filed the results for the third quarter ended January 31, 2020 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“This is the first full quarter of production benefiting from the reduced operating expenses and more profitable processing regime” reported Robert Eadie, C.E.O. and President of the company. “We report a significant increase in our profit from mining operations and related cash flow.”

Financial Highlights for the three-month period ended January 31, 2020 (unaudited):

•	Cash and short-term investments on hand is $2.7 million at January 31, 2020;
•	Gold and silver sales of $6.3 million;
•	Net earnings of $22 thousand, or $0.00 per share;
•	EBITDA(1) of $620 for the nine months ended January 31, 2020;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and nine months ended January 31, 2020 and 2019:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended January 31,		Nine Months ended January 31,
	2020	2019	2020	2019
Revenues	$6,275	$6,564	$18,468	$25,898
Cost of Sales	(5,006)	(6,695)	(17,369)	(25,737)
Earnings (Loss) from mining operations	1,269	(131)	1,099	161
Office, shareholder and regulatory expenses	(372)	(295)	(985)	(1,262)
Financing and foreign exchange	(306)	(401)	(654)	(186)
Management, professional and consulting fees	(573)	(522)	(1,640)	(1,606)
Sale of Altiplano/allowance for receivables	-	-	(39)	(441)
Impairment of plant and equipment	-	-	-	(5,943)
Disposal of E&E assets	-	-	-	(82)
Income tax recovery (expense)	4	(68)	348	(565)
Net Income (Loss)	$22	$(1,417)	$(1,871)	$(9,924)
(i) Income (Loss) per share – basic	0.00	(0.03)	$(0.04)	$(0.20)
(ii) Income (Loss) per share – diluted	0.00	(0.03)	$(0.04)	$(0.20)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the nine months ended January 31,	2020	2019
Net loss	$(1,871)	$(9,924)
Sale of Altiplano/allowance for receivables	39	441
Disposal of E&E assets	-	82
Impairment of plant and equipment	-	5,943
Income tax (recovery) / expense	(348)	565
Interest	259	237
Depreciation and depletion	2,541	2,991
EBITDA	$620	$335
EBITDA MARGIN(2)	3.4%	1.3%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

Production Highlights for the three month period ended January 31, 2020:

•	Equivalent gold production of 3,425 ounces;
•	Mine operating cash cost of US$1,022/EqOz;
•	All-in sustaining costs of US$1,380 and US$1,494/EqOz for the nine months ended January 31, 2020;

The following table is a summary of mine production statistics for the San Martin mine for the three and nine months ended January 31, 2020 and for the previous year ended April 30, 2019:

		Actual Results for
	Unit of measure	3 months ended January 31, 2020	9 months ended January 31, 2020	12 months ended April 30, 2019
Mine Production of Gold in Doré	thousand ounces	3.1	9.1	13.7
Mine Production of Silver in Doré	thousand ounces	29.6	96.9	224.5
Gold equivalent ounces	thousand ounces	3.4	10.2	16.4

Silver to Gold equivalency ratio		86.3	86.9	81.9
Mine Gold grade	grams/tonne	1.84	1.88	1.63
Mine Silver grade	grams/tonne	30.1	32.2	39.6
Mine Gold recovery	percent	90.1%	87.4%	86.2%
Mine Silver recovery	percent	50.9%	53.9%	58.4%
Milled	thousands of tonnes	58.3	173.2	301.9
Mine operating cash cost per tonne milled	US dollars	60	69	58
Mine operating cash cost per equivalent ounce	US dollars	1,022	1,170	1,061

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936Telephone: 416-402-2341

Toll Free:   1-866-602-4935

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for the adequacy or accuracy of this press release.